MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 26, 2019

VIA EDGAR

Frank Buda, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                       Supplemental Comments Letter

Pacific Funds Series Trust

(File Nos. 333-61366, 811-10385)

Dear Mr. Buda:

This supplemental letter is being provided pursuant to our conversation on July 18, 2019, during which the U.S. Securities and Exchange Commission staff (“Staff”) provided follow-up comments regarding two responses in our letter dated July 15, 2019, which responded to comments from the Staff on post-effective amendment No. 148 to the registration statement of Pacific Funds Series Trust (the “Registrant”).  Set forth below are the Staff’s follow-up comments followed by Registrant’s responses

1.            Comment on Reply to Comment #2:  The Staff disagrees with the position of Registrant regarding the alphabetical listing of principal risks.  Please order the risks to prioritize the risks that are most likely to adversely affect a Fund’s net asset value, yield and total return (as applicable).  Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.  See speech by Division of Investment Management Director Dalia Blass on October 25, 2018 (Keynote Address – ICI Securities Law Developments Conference).

Response:  Registrant reiterates that there is no regulatory directive under either Item 4 or Item 9 of Form N-1A stating that principal risks cannot be listed alphabetically, and Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal investment strategies and risks.  In response to the original comment provided, Registrant noted that disclosure will

Pacific Funds – Supplemental Response Letter

July 26, 2019

be added to the Principal Risks section to clarify that the risks are presented in alphabetical order for reader convenience.

Registrant notes that each Portfolio Optimization Fund includes a reference that the Fund has more exposure to either debt securities risk or equity securities risk (as the case may be) based upon the majority portion of its investments.  In light of the Staff’s follow-up comment and suggested disclosure structure for risks, Registrant is considering adding similar disclosure for all other Funds that reference certain “priority” principal risks that are most likely to impact a Fund based upon the investment primarily used by that individual Fund and will plan to include such language at the next available opportunity to update such disclosure.

2.            Comment on Reply to Comment #3:  The Staff notes that a strategy or risk may be a principal strategy or risk, even if it doesn’t account for 25% of a Fund’s net assets.  See Form N-1A, Item 9, Instruction 2.  For each Fund other than identified sector funds, please confirm supplementally that the Fund’s Adviser does not anticipate investing principally in any particular sector.  Otherwise, please add risk disclosure for any particular sector in which the Adviser anticipates the Fund will principally invest.

Response:  Registrant confirms that the Fund’s Adviser has informed it that the Adviser does not have any current intention to principally invest in any particular sector for any given period of time.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP